Please reply to JEFFREY LI

jli@gsblaw.com

TEL EXT 1735

June 14, 2017

Gregory Dundas Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington DC 20549-3561

Re:	IWEB, Inc. Current Report on Form 8-K Filed May 15, 2017 File No. 333-205835

Dear Mr. Dundas:

This will confirm our telephone conversation today with respect to the comment letter dated June 8, 2017 for the above-referenced registrant.  As discussed, we will need more time to prepare the interim period financial statements of Enigma Technology International Corporation and we are therefore requesting an extension for the time to respond to Thursday, July 6, 2017.  Thank you very much.

Very truly yours, /s/Jeffrey Li Jeffrey Li